Todd Pacific Shipyards Hires Dale Baugh
for Leadership Position

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VIA FACSIMILE                               CONTACT:  DACIA RICHARDSON
Total Pages - 1                                  SHAREHOLDER RELATIONS
                                                206-623-1635 Ext. 106


SEATTLE, WASHINGTON...October 22, 2003... Todd Pacific Shipyards has named Dale E. Baugh as its Director of Ship Repair Processes and
Resource Development.

In the newly created position, Baugh will serve as a member of Todd Pacific's senior leadership team and will report directly to President and Chief Operating Officer Tom Van Dawark. Baugh brings unique qualifications to Todd that will help the shipyard as it refines its
processes to provide even better service to its customers.   "Dale is
an exceptional talent and we all are pleased that he is joining our team," Van Dawark said. "With over 20 years of hands-on experience, he has a proven record of achieving the highest levels of productivity, efficiency and financial responsibility."

As Director of Ship Repair Processes and Resource Development, Baugh will be responsible for Todd's Lean Ship Repair Department, which includes workplace organization, workplace management, cycle time and inventory reduction, and process improvement. He will also be responsible for Todd's Quality Assurance team, ensuring Todd's commitment to ISO 9001 - 2000 compliance programs.

"To put it simply, Dale's job will be to help us do a better job of planning and becoming a more efficient and competitive organization.
He will also help us improve our metrics and other measurement tools so we, and our customers, can recognize the value of our increased productivity," Van Dawark said.

Baugh served as Commander of the Puget Sound Naval Shipyard from 1995 through 1999. He has served as Deputy Commander of Logistics and Maintenance for NAVSEA in Washington D.C. and in numerous other ship repair responsibilities for the U.S. Navy. A graduate of the U.S. Naval Academy with both a B.S. and an M.S. in Ocean Physics, Baugh also holds a Certificate as a Navy Nuclear Program Engineer and received a Certificate in Executive Development from Carnegie Mellon University.

Baugh will join Todd on Monday November 3.

"I am looking forward to returning to the Northwest and undertaking this new challenge," Baugh said. "I am particularly pleased that I will be able to work closely with Todd's well respected management team and very capable workforce. I anticipate that much of my initial work will be focused on Lean Ship Repair, Quality Assurance and a number of strategic initiatives that Todd already has underway to continually improve commercial and government customer service levels."

Todd Pacific Shipyards is the wholly owned subsidiary of Todd Shipyards Corporation (NYSE symbol TOD). The company performs a substantial amount of repair and maintenance work on commercial and federal government vessels engaged in various seagoing trade activities in the Pacific Northwest. Its customers include the U.S. Navy, the U.S. Coast Guard, the Washington State Ferry system, the Alaska Marine Highway system, and other government units, plus cruise ships, U.S. flag cargo carriers, fishing boats, tankers, tugs and barges.

Todd has operated a shipyard in Seattle since 1916 and currently employs more than 850 people.